Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

ROUGE RESOURCES LTD.
(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR YEAR ENDED JANUARY 31, 2013
(Stated in Canadian Dollars)

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

ITEM 1.1	DATE AND INTRODUCTION

This Management Discussion and Analysis (“MD&A”) was prepared as of May 10, 2013 and authorized for issuance by the directors of the Company effective on this date. This report should be read in conjunction with the audited financial statements and notes for the year ended January 31, 2013. It focuses on events and activities that affected the Company during the year ended January 31, 2012 and to the date of this report.

The financial information contained herein is stated in Canadian dollars and has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company (“We”) was incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, the Company’s name was changed to “Rouge Resources Ltd”. Our registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Prior to August 30, 2012, our common shares were quoted OTC:BB in the United States under the symbol ROUGF and now, effective on this date, are also listed for trading on the TSX Venture Exchange under the symbol ROU.

At January 31, 2013, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2012 – 40,565,171) of which 5,684,400 shares are held in escrow, subject to release under regulatory approval.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information on the Company is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Description of business

The Company is a Vancouver-based junior mineral exploration company engaged in the business of acquiring, exploring, evaluating and, if warranted, developing mineral resource properties in Canada. No revenue has been generated since inception and there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

We hold a 100% interest in sixteen claims in the Thunder Bay Mining District of North Central Ontario area called the Dotted Lake Property, which has been the only focus of our exploration activities to date. In addition, we have an exclusive option agreement to acquire 100% mineral interests in two claims adjacent to Dotted Lake called the Lampson Lake Property. We continue to monitor claims in North-Central Ontario and plan to make additional acquisitions in this and other areas when and if the claims are considered to be strategic or otherwise beneficial to the Company.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

ITEM 1.2	OVERALL PERFORMANCE

During the year ended January 31, 2013, the Company reported a net and comprehensive loss of $239,258 compared to a net and comprehensive loss of $279,284 for the same period last year. In addition, we have spent $55,695 on our exploration and evaluation assets of which $25,346 related to property acquisition costs and $30,349 related to exploration costs. On August 28, 2012, 4,068,000 shares were issued in connection with two private placement financings, one brokered and the other non-brokered, for combined gross proceeds of $1,017,000 which, after deducting share issues costs of $174,206, netted out to $842,794. The financings were completed following conditional approval of the Company’s Listing Application by the TSX Venture Exchange on April 25, 2012 and the shares commenced trading on August 30, 2012 under the symbol ROU.

As planned, the Company used some of these funds to significantly reduce its working capital deficiency; continue payments required under the revised option agreement regarding the Lampson Lake claims; and otherwise continue to meet on-going operating requirements. In addition, it is management’s intention to use these funds for acquisition and exploration activities on the Dotted Lake Property, though delayed at present due to the current challenging economic circumstances being experienced by Junior Mineral Exploration Companies.

Exploration and evaluation assets

The following table summarizes the amounts expended on exploration and evaluation assets for the years ended January 31, 2013 and 2012:

	North-Central Ontario		Total for year ended January 31, 2013	Total for year ended January 31, 2012
	Dotted Lake mining claims	Lampson Lake mining claims
Property acquisition costs Balance, beginning Additions	$ 15,261 9,346	$ 21,033 16,000	$ 36,294 25,346	$ 24,294 12,000
Balance, end	24,607	$ 37,033	$ 61,640	$ 36,294
Exploration and evaluation costs Balance, beginning Additions Drilling and related costs Field and camp costs Geological consulting/ reporting Project administration Soil sample analysis Travel and accommodation	$ 176,585 21,477 3,488 3,606 1,778	$ -	$ 176,585 21,478 3,488 3,606 1,778	$ 176,585
	30,349		30,349
Balance, end	$ 206,934	$ -	$ 206,934	$ 176,585
Total balance, end	$ 231,541	$ 37,033	$ 268,574	$ 212,879

The original Dotted Lake Property (“Dotted Lake Property”) consisted of one claim acquired by the Company in 2001 which was allowed to lapse in 2002 then was re-staked by the Company in March 2003 at a cost of $4,206. In October 2009, the Company expanded its 100% interest in this Property from a single claim to ten claims at a cost of $11,055.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

During the year ended January 31, 2013, the Company paid $9,346 with respect to staking of six additional claims contiguous to the original Dotted Lake claims. The Company now has eighteen claims in the Dotted Lake area totaling 171 units covering 6,840 acres (40 acres per acre). This includes the two optioned Lampson Lake claims described below. Also, during the current year, the Company paid $30,349 for a prospecting and sampling program on the Dotted Lake Property. The assessment report related thereto indicated no significant gold occurrences but recommended a follow-up trenching program to confirm.

On April 20, 2010, the Company entered into an option to purchase agreement regarding two claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totalling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 paid on April 20, 2012; and $25,000 payable on April 20, 2013. However, due to the challenging economic conditions being experienced by Junior Mineral Exploration Companies over the past year or so, the Optionors agreed on March 1, 2013 to split the final payment of $25,000 into two equal amounts of $12,500, the first payable on April 20, 2013 (paid subsequent to year end) and the second on April 20, 2014.

These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred to the Company during the year ended January 31, 2012. However, beneficial interest in the property will not be transferred until the final option payment of $12,500 is made on or before April 20, 2014.

The Company continues to monitor claims in both of these areas and plans to make additional acquisitions in these and other areas when and if the claims are considered to be strategic or otherwise beneficial to the Company.

Although our work on the Dotted Lake Property in the past three years has identified some gold mineralization hosted in sulphide rich shear bands in granitoid rock, there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant additional financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

ITEM 1.3	SELECTED ANNUAL FINANCIAL INFORMATION

The following table summarizes selected financial information as at and for the years ended January 31:

	2013	2012	2011	2010
FINANCIAL POSITION
Total assets	$ 584,877	$ 243,140	$ 364,036	$ 169,424
Total liabilities	$ 90,025	$ 351,824	$ 193,436	$ 1,140,457
Accumulated deficit	$(3,512,095)	$(3,272,837)	$(2,993,553)	$(2,737,861)
OPERATIONS
Total revenues	Nil	Nil	Nil	Nil
Net and comprehensive Loss	$ (239,258)	$ (279,284)	$ (255,692)	$ (118,922)
Loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

ITEM 1.4	RESULTS OF OPERATIONS FOR YEAR ENDED JANUARY 31, 2013

The following table summarizes results of operations for the years ended January 31:

	2013	2012	2011
Revenue Expenses Amortization and accretion Consulting fees Listing application expenses Management fees Office administration and travel Professional fees Transfer agent and filing fees	$ Nil	$ Nil	$ Nil
	$ 776 5,670 62,601 60,000 44,506 47,705 18,000	$ 1,008 - 90,507 60,000 64,022 47,387 16,360	$ 15,365 - 41,003 60,000 69,589 54,506 15,229
Net and comprehensive loss	$ (239,258)	$ (279,284)	$ (255,692)

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Net and Comprehensive loss

The Company reported a net and comprehensive loss of $239,258 for year ended January 31, 2013 compared to last year of $279,284. This $40,026 decrease in loss resulted from the following:

  $232 minor decrease in amortization.
  $5,670 increase in consulting fees for business planning purposes, not applicable last year
  $27,906 decrease in Listing Application expenses following approval on April 25, 2012 after which substantially all items were charged to share issue costs as a reduction of share capital in connection with the $1,017,000 financing from two private placements on August 28, 2012.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013
  $19,516 decrease in office administration and travel expenses due to on-going effort to reduce overhead expenses.
  $318 minor increase in professional fees (legal, audit and accounting) resulting from concentration of time and effort by company lawyer on completion of the two private placement financings which costs were charged to share issue costs instead of listing application expenses as referred to above.
  $1,640 modest increase in transfer agent and filing fees.
ITEM 1.5	SUMMARY OF QUARTERLY RESULTS

The following table summarizes operating results for the eight most recently completed quarters:

	4th Qtr ended Jan. 31 13	3rd Qtr ended Oct. 31 12	2nd Qtr ended July 31 12	1st Qtr ended Apr. 30 12	4th Qtr ended Jan. 31 12	3rd Qtr ended Oct. 31 11	2nd Qtr ended July 31 11	1st Qtr ended Apr. 30 11

Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Net and Comprehensive Loss	($73,254)	(35,584)	($41,774)	($88,646)	($83,074)	($78,377)	($ 47,939)	($69,894)

Loss per share	($0.00)	($0.00)	($0.00)	($0.01)	($0.01)	($0.00)	($0.00)	($0.00)

Operating cash flow Deficiency (Deficiency)	($30,048)	(164,545)	$14,803	($80,635)	($66,515)	($84,188)	($57,370)	($50,518)

Our comprehensive losses are fairly consistent from quarter to quarter being comprised mainly of management fees, professional fees, office administration and transfer agent & filing fees. However, each of the five quarters ended April 30, 2012, January 31, 2012, October 31, 2011and April 30, 2011 show greater losses than normal due to the legal, agency & regulatory fees and expenses incurred in connection with the listing application for the TSX-V Exchange, accepted for filing on April 25, 2012.

Reconciliation of previous Canadian GAAP to IFRS

IFRS requires the Company to reconcile to previous Canadian GAAP for equity, comprehensive loss and cash flow for comparative periods. The Company’s adoption of IFRS did not have a monetary impact on equity, comprehensive loss and operating, investing or financing cash flows in the prior periods. As a result, there were no adjustments to the statements of financial position, comprehensive loss, cash flows and changes in shareholders’ equity for the above eight quarters.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

ITEM 1.6	LIQUIDITY

The following table summarizes the working capital (deficiency) for the years ended January 31:

Working Capital (Deficiency)	2013	2012	2011
Current assets Current liabilities	$ 307,592 (90,025)	$ 20,774 (312,148)	$ 153,371 (193,436)
Working capital (deficiency)	$ 217,567	$ (291,374)	$ (40,065)

During the year ended January 31, 2013, working capital improved to $217,567 from a deficiency of $291,374 last year. This $508,941 positive change arose from the two private placement financings closed on August 28, 2012 which put $842,794 of net proceeds into the Company treasury. Since then the funds have been used to pay down related party payables; meet on-going operating requirements; and contribute to available working capital.

The current assets at January 31, 2013 consist mainly of cash $301,845 (January 31, 2012 - $17,823) and value-added tax receivable $4,122 (January 31, 2012 - $2,951). The current liabilities at January 31, 2013 consist of $78,559 of trade payables/ accrued liabilities/loan payable (January 31, 2012 - $58,030) and $11,466 of related party payables (January 31, 2012 - $254,118).

The following table summarizes cash flows for years ended January 31:

Cash Flows	2013	2012	2011
Net cash used in operating activities Net cash used in investing activities Net cash provided by financing activities	$ (260,425) (55,695) 600,142	(258,591) (12,709) 144,171	(224,963) (97,119) 413,411
Increase (decrease) in cash Cash, beginning	$ 284,022 17,823	(127,129) 144,952	91,329 53,623
Cash, end	$ 301,845	17,823	144,952

At January 31, 2013, the Company’s cash position was $301,845 compared to $17,823 at last year end. The $284,022 increase in cash during year ended January 31, 2013 resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $260,425 in 2013 and $258,591 in 2012 was due in both years to on-going operating losses adjusted for decreases and increases respectively in non-cash working capital items.

(ii)

Net cash used in investing activities of $55,695 in 2013 and $12,709 in 2012 was due to expenditures on exploration and evaluation assets on the Dotted Lake Property and scheduled payments under the Lampson Lake option agreement.

(iii)

Net cash provided by financing activities of $600,142 in 2013 was due to $842,792 of net funds received from two private placements reimbursing $242,652 of related party payables created during the funding of on-going operating expenses. The $144,171 of cash provided in 2012 was due entirely to funding received from related parties.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

ITEM 1.7	CAPITAL RESOURCES

Share Capital

Authorized share capital
Unlimited number of common shares without par value.

Issued and outstanding share capital
At January 31, 2013, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2012 – 40,565,171) of which 5,684,400 shares were held in escrow, subject to release under regulatory approval.

Private placements
On August 28, 2012, 4,068,000 units were issued in connection with the closure of two private placements, one brokered and the other non-brokered. The brokered private placement raised $829,000 (3,316,000 Units) through Canaccord Genuity Corp. (the “Agent”) and the non-brokered private placement raised $188,000 (752,000 Units) for combined gross proceeds of $1,017,000 (4,068,000 units). Each unit of the Company was sold for $0.25 consisting of one common share and one transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. No fair value was attributed to the warrants Share issuance costs of $174,206 were incurred in relation to the brokered private placement.

Both financings were completed following conditional approval of the Company’s Listing Application by the TSX Venture Exchange on April 25, 2012 and the shares commenced trading on August 30, 2012 under the symbol ROU.

The net proceeds received by the Company from the two financings, after deducting the share issue costs, totaled $842,794. In addition to the share issue costs identified above, $194,110 was expensed regarding the lengthy and expensive Listing Application process which started in January 2011. As planned, the Company has used some of the remaining funds to eliminate its working capital deficiency; to continue payments required under the revised Lampson Lake option agreement; and otherwise to continue meeting its on-going operating requirements, including acquisition and exploration activities on the Dotted Lake Property, which have been delayed due to the challenging economic circumstances of Junior Mineral Exploration companies at present.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for the year ended January 31, 2013 was based on the net and comprehensive loss attributable to common shareholders of $239,258 (January 31, 2012 - $279,284) and the weighted average number of common shares outstanding of 42,299,073 (January 31, 2012 – 40,565,171). Diluted loss per share does not include the 4,068,000 warrants outstanding as the effect would be anti-dilutive.

Stock options
The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not 8 less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.10 per share In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

At January 31, 2013 and 2012, the Company had no issued or outstanding stock options. .

Share purchase warrants
The changes in warrants outstanding during the years ended January 31, 2013 and 2012 are as follows:

	Year Ended		Year Ended
	January 31, 2013		January 31, 2012
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price

Balance, beginning	30,000,000	$0.10	30,000,000	$0.10
Warrants issued	4,068,000	0.40	-
Warrants expired	(30,000,000)		-

Balance, ending	4,068,000	$0.40	30,000,000	$0.10

The weighted average life for the share purchase warrants outstanding at January 31, 2013 was 0.57 years.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. As discussed above in this section of the annual report, two private placements were completed in late August 2012. But there is no assurance that additional financing will be available when needed in the future nor, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as zinc, gold, copper and platinum fall or if results from planned exploration programs are unsuccessful.

ITEM 1.8	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

ITEM 1.9	TRANSACTIONS WITH RELATED PARTIES

The following amounts are due to related parties as at January 31, 2013 and 2012:

	As at January 31,
	2013	2012
Payable to Company directors and companies controlled by directors	$11,466	$254,118

These amounts are non-interest bearing and unsecured with no fixed term of repayment.

The Company had the following transactions with directors and companies controlled by directors for the years ended January 31, 2013 and 2012:

	Year ended January 31,
	2013	2012

Consulting fees	$4,500	$-
Management services	60,000	60,000
Office rent	30,000	30,000
Professional fees	16,322	9,034
	$110,822	$99,034

These transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

Key management compensation, included in the related party transactions above, is as follows:

	Year ended January 31,
	2013	2012
Management services	$60,000	$60,000
Professional fees	16,322	-
	$76,322	$60,000

ITEM 1.10	FOURTH QUARTER ENDED JANUARY 31, 2012

There were no significant events during the 4th quarter ended January 31, 2013 which recorded a net and comprehensive loss of $73,254.

ITEM 1.11	SUBSEQUENT AND PROPOSED TRANSACTIONS

Nothing material at this time.

ITEM 1.12	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The financial statements are presented in Canadian dollars; have been prepared on an accrual basis; and are based on historical costs, modified where applicable, subject to the following estimates, assumptions and judgements:

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include: the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, recoverability and measurement of deferred tax assets, and provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments
The preparation of financial statements in accordance with IFRS also requires the Company to make judgments, apart from those involving estimates and assumptions, in applying accounting policies. The most significant judgments in preparing the Company’s financial statements include:

  Assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty; and
  Classification / allocation of expenditures as exploration and evaluation assets or operating expenses.
ITEM 1.13	CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies during the current year. However, new accounting standards issued but not yet effective are as follows:

New standard IFRS 9 “Financial Instruments”
This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

New standard IFRS 10 “Consolidated Financial Statements”
This new standard will replace IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”. Concurrent with IFRS 10, the IASB issued IFRS 11 “Joint Ventures”; IFRS 12 “Disclosures of Involvement with Other Entities”; IAS 27 “Separate Financial Statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements; and IAS 28 “Investments in Associates and Joint Ventures”, which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12, and requires continuous assessment of control over an investee. The above consolidation standards are effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 11 “Joint Arrangements”
This new standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

New standard IFRS 12 “Disclosure of Interests in Other Entities”
This new standard establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

New standard IFRS 13 “Fair value measurement”
This new standard replaces the fair value measurement guidance currently included in various other IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements. IFRS 13 is effect for annual periods beginning on or after January 1, 2013.

New interpretation IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”
This new IFRIC clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013.

Amendments to IAS 32 “Financial Instruments: Presentation”
These amendments address inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

Financial statement presentation
In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”). The IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments are effective for fiscal years beginning on or after July 1, 2012.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

ITEM 1.14.	FINANCIAL INSTRUMENTS, FINANCIAL RISK MANAGEMENT AND CAPITAL MANAGEMENT

As at January 31, 2013, the Company’s financial instruments consist of cash on hand, value-added tax receivable, credit card security deposit, accounts payable and related party payables.

The Company is exposed in varying degrees to financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling & reporting structures. The type of risk exposure and the way in which such exposure is managed by the Company is as follows:

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit card deposit. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk is on its harmonized sales tax refundable which is minimal since it is recoverable from the Canadian Government.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Commodity Price Risk
The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of precious metals. The Company closely monitors commodity prices to determine the most appropriate course of action.

Capital Management
The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

Classification of financial instruments
Financial assets included in the Statement of Financial Position are as follows:

	As at January 31,
	2013	2012
Fair value through profit and loss:
Cash	$301,845	$17,823
Credit card security deposit	6,900	6,900
	$308,745	$24,723

Financial liabilities included in the Statement of Financial Position are as follows:

	As at January 31,
	2013	2012
Non-derivative financial liabilities:
Trade payables	$17,958	$22,730
Loan payable	39,676	39,676
Related party payables	11,466	254,118
	$69,100	$316,524

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments classified as Level 1 is cash and credit card deposit.

ITEM 1.15	OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
Management is responsible for the preparation and fair presentation of the Company’s financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Conflicts of interest
The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (BC) (“Corporations Act”) dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to regulatory requirements is recorded, processed, summarized and reported within the required time periods. Our management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Our management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

Our CEO and CFO have evaluated the disclosure controls and procedures over financial reporting for the period and have concluded they are operating effectively notwithstanding the inherent weakness of a small company having a very small staff. This lack of segregation of duties is overcome by heavy reliance on senior management and directors during the review and approval process along with the annual statutory audit.

Business and Regulatory Risks
We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. At present, the Company is not required to provide for restoration and environmental obligations so no provision has been made. However, there is no certainty that all environmental risks and contingencies have been addressed.

Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues nor ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that senior management and the Board of Directors believe to be in the Company’s best interest, increased fees for statutory filings, and the introduction of increasingly more complex reporting requirements which must be complied with in order to maintain our public company position.

Rouge Resources Ltd.
Management Discussion and Analysis
Year Ended January 31, 2013

Cautionary note regarding forward-looking statements
This Management Discussion and Analysis may contain certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the following: a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.